UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORUM CRE INCOME FUND

(Name of Subject Company (Issuer))

FORUM CRE INCOME FUND

(Name of Filing Person(s) (Issuer))

Class I Shares

(Title of Class of Securities)

34985F203

(CUSIP Number of Class of Securities)

Darren Fisk

c/o Forum Capital Advisors, LLC

240 Saint Paul Street, Suite 400

Denver, CO 80206

Tel: (303) 501-8860

Fax: (303) 296-4212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copies to:

Kelley Howes

Morrison & Foerster LLP

4200 Republic Plaza

Denver, CO 80202-5638

Tel: (303) 592-2237

January 21, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on January 21, 2022 by Forum CRE Income Fund (the “Fund”) in connection with an offer by the Fund to purchase Class I Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to 5% of its Shares outstanding as of December 31, 2021 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on January 21, 2022.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on February 21, 2022.

(2)	86,440.821 shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2022.

(4)	On April 18, 2022 the Fund paid Shareholders $833,289.52 representing the value of the Shares tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FORUM CRE INCOME FUND

By:	/s/ Darren Fisk____________________
	Name:	Darren Fisk
	Title:	Chief Executive Officer

April 19, 2022

Exhibit

Filing Fee Table